Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

BASIC:
Net (loss) income	$(1,094)	$687	$(1,159)	$5,043

Weighted average number of common shares outstanding	5,164	5,522	5,158	5,523

Net (loss) income per common share	$(0.21)	$0.12	$(0.22)	$0.91

ASSUMING DILUTION:
Net (loss) income	$(1,094)	$687	$(1,159)	$5,043

Weighted average number of common shares outstanding	5,164	5,522	5,158	5,523

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	—	61	—	61

Weighted average number of common and common equivalent shares	5,164	5,583	5,158	5,584

Net (loss) income per common share, assuming dilution	$(0.21)	$0.12	$(0.22)	$0.90